Exhibit 77Q1(a)

ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENTS

A Meeting of the Board of Trustees (the "Trustees") of Newpoint Funds (the "Trust") was held on February 15, 1999.

After full discussion, on motion duly made and seconded, the Trustees unanimously, and without shareholder approval, authorized and approved a proposal to amend the investment policies of Newpoint Government Money Market Fund (the "Fund") as follows:

	RESOLVED, that the Board hereby approves the addition of the following investment policy, which may not be changed without shareholder approval:

	"Newpoint Government Money Market Fund will not invest more than 25% of the value of its total assets in any one industry (other than cash or cash items, and securities issured by the U.S. government, its agencies or instrumentalities, or repurchase agreements secured by such securities)."